UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

BIODESIX, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

09075X108
 (CUSIP Number)

 December 31, 2020
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of Pages
Exhibit Index: Page 7

CUSIP No. 09075X108	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Manlia Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,928,879

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,928,879

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,928,879

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is based on a total of 26,861,021 Shares outstanding as of May 7, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on June 1, 2021.

CUSIP No. 09075X108	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Robert Cawthorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom / Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
70,314 (1)

	6	SHARED VOTING POWER
1,928,879

	7	SOLE DISPOSITIVE POWER
70,314 (1)

	8	SHARED DISPOSITIVE POWER
1,928,879

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,999,193 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	Includes 70,314 shares of common stock issuable upon the exercise of options held by Robert Cawthorn that are vested and exercisable within 60 days.

(2)
This percentage is based on a total of 26,861,021 Shares outstanding as of May 7, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on June 1, 2021.

CUSIP No. 09075X108	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Biodesix, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2970 Wilderness Place, Suite 100, Boulder, Colorado 80301.

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (each a “Reporting Person,” and together the “Reporting Persons”):

(1)	Manlia Limited, and
(2)	Robert Cawthorn (“Mr. Cawthorn”).

This statement relates to Shares (as defined herein) held directly by Manlia Limited, as well as Shares underlying options held directly by Mr. Cawthorn that are currently vested and exercisable within 60 days.  Manlia Limited is wholly owned by a revocable trust for which Mr. Cawthorn is sole grantor and is a beneficiary.  In such capacity, Mr. Cawthorn may be deemed to indirectly beneficially own the Shares directly beneficially owned by Manlia Limited.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of Manlia Limited is Regency Court, Glategny Esplanade, St Peter Port, Guernsey, GY1 3AP.  Mr. Cawthorn’s address is 51 Paynters Hill, St George’s, HS02, Bermuda.

Item 2(c).	Citizenship:

Manlia Limited is incorporated in Guernsey. Mr. Cawthorn is a citizen of both the United Kingdom and Canada.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Shares”)

Item 2(e).	CUSIP Number:

09075X108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

CUSIP No. 09075X108	Page 5 of 8 Pages

Item 4.	Ownership:

Reporting Person	(a) Amount beneficially owned	(b) Percent of class:	(c)(i) Sole power to vote or to direct the vote:	(c)(ii) Shared power to vote or to direct the vote:	(c)(iii) Sole power to dispose or to direct the disposition of:	(c)(iv) Shared power to dispose or to direct the disposition of:
Robert Cawthorn	1,999,193 (1)	7.4% (2)	70,314 (1)	1,928,879	70,314 (1)	1,928,879
Manlia Limited	1,928,879	7.2% (2)	0	1,928,879	0	1,928,879

(1)	Includes 70,314 shares of common stock issuable upon the exercise of options held by Robert Cawthorn that are vested and exercisable within 60 days.
(2)
This percentage is based on a total of 26,861,021 Shares outstanding as of May 7, 2021, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on June 1, 2021.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 09075X108	Page 6 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manlia Limited

By:	/s/ Sarah-Jane Parker
Name: Sarah-Jane Parker
Title: Director, Havre Management Services Limited, Corporate Director of Manlia Limited

Robert Cawthorn
/s/ Robert Cawthorn

August 23, 2021

CUSIP No. 09075X108	Page 7 of 8 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	8

CUSIP No. 09075X108	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Biodesix, Inc. dated as of August 23, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Manlia Limited

By:	/s/ Sarah-Jane Parker
Name: Sarah-Jane Parker
Title: Director, Havre Management Services Limited, Corporate Director of Manlia Limited

Robert Cawthorn
/s/ Robert Cawthorn

August 23, 2021